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Exhibit 12

Abbott Laboratories

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratios)

Six Months Ended June 30, 2002
Net Earnings	$1,447
Add (deduct):
Taxes on earnings	469
Minority interest	13

Net Earnings as adjusted	$1,929

Fixed Charges:
Interest on long-term and short-term debt	123
Capitalized interest cost	5
Rental expense representative of an interest factor	28

Total Fixed Charges	156

Total adjusted earnings available for payment of fixed charges	$2,085

Ratio of earnings to fixed charges	13.4

NOTE: For the purpose of calculating this ratio, (i) earnings have been calculated by adjusting net earnings for taxes on earnings; interest expense; capitalized interest cost, net of amortization; minority interest; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.

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  Exhibit 12
Abbott Laboratories Computation of Ratio of Earnings to Fixed Charges (Unaudited) (dollars in millions except ratios)